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MAR 03 2025

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SEC FILE NUMBER
8-11345

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING Jan 1, 2024 (MM/DD/YY) AND ENDING Dec 31, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wachtel & Co Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1701 K Street, NW #615
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wendie L. Wachtel, COO	202-898-1144	wendie@wachtelco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP
(Name – if individual, state last, first, and middle name)

955 Mt Hermon Road	Salisbury	MD	21804
(Address)	(City)	(State)	(Zip Code)

7/1/2004	1195
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bonnie K. Wachtel, CEO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wachtel & Co Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WENDIE L. WACHTEL NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 1-14-27

Signature: [signature]

Title: Bonnie K. Wachtel, C E O

[signature]
Notary Public

WENDIE L. WACHTEL
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires January 14, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Wachtel & Co., Inc.

Financial Statements and

Independent Auditors' Report

Year Ended December 31, 2024

Wachtel & Co., Inc.
Financial Statements
Year Ended December 31, 2024

	Page
Cover	1
Table of Contents	2
Report of Independent Registered Public Accounting Firm	3-4
Statement of Financial Condition	5
Statement of Income (Loss)	6
Statement of Changes in Stockholders' Equity	7
Statement of Changes in Subordinated Liabilities	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 14
<u>Supplementary Schedules:</u>	
Computation of Net Capital Pursuant to SEC Rule 15c3-1	15
Computation of Cash Reserve Requirement - SEC Rule 15c3-3	16
Information For Possession or Control Requirements - SEC Rule 15c3-3 ..	17
Reconciliation of the Computation of Net Capital and Computation of Reserve Requirements	18
<u>Other Information:</u>	
Wachtel & Co Inc Exemption Report SEC Rule 17a-5(d)(1)(i)B(2)	19
Independent Auditors' Report on Exemption for SEC Rule 15c3-3	20

UHY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Wachtel & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wachtel & Co., Inc. as of December 31, 2024, and the related statements of income (loss), changes in stockholders' equity, changes in subordinated liabilities, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wachtel & Co., Inc.'s management. Our responsibility is to express an opinion on Wachtel & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wachtel & Co., Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Wachtel & Co., Inc.'s financial statements.

- Computation of Net Capital Pursuant to SEC Rule 15c3-1
- Computation of Cash Reserve Requirement Pursuant to SEC Rule 15c3-3
- Information for Possession or Control Requirements under SEC Rule 15c3-3
- Reconciliation of the Computation of Net Capital under SEC Rule 15c3-1 and the Computation of Reserve Requirements under SEC Rule 15c3-3

The supplemental information is the responsibility of Wachtel & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as Wachtel & Co., Inc.'s auditor since 2017.

Salisbury, Maryland
February 21, 2025

Wachtel & Co., Inc.
Statement of Financial Condition
December 31, 2024

Assets		
Cash and equivalents	$	293,585
Cash and securities segregated under SEC regulations		20,158
Securities owned - investment account		1,035,600
Securities owned - trading account		2,062,006
Clearing deposits		472,154
Lease – Right of Use		122,321
Prepaid expenses		878
Net fixed assets and security deposit		4,491
Total Assets	$	4,011,193
Liabilities		
Accounts payable and accrued expenses	$	0
Lease Liability		119,095
Income Taxes payable		0
Payable to stockholders		0
Deferred tax liability		293,250
Total Liabilities	$	412,345
Stockholders' Equity		
Capital stock, $1 par; 100,000 authorized, 66,192 shares outstanding		66,192
Additional paid in capital		1,459,312
Retained earnings		2,073,344
Total Stockholders' Equity		3,598,848
Total Liabilities and Stockholders' Equity	$	4,011,193

See Notes to Financial Statements

Wachtel & Co., Inc.
Statement of Income (Loss)
Year Ended December 31, 2024

Revenues		
Net Trading Account Gain (Loss)	$	0
Investment Account Unrealized Gain (Loss)		183,660
DTC Common Stock Gain (Loss)		48,243
Interest		107,488
Mutual Funds		15,726
Consulting Fees		45,000
Total Revenues		400,117
Expenses		
Accounting and professional services		14,603
Clearing charges		6,918
Communications & Technology		6,898
Consulting fees		75,000
Depreciation		0
Dues and licenses		1,896
Health benefits		35,563
Insurance		1,266
Lease Expense		33,273
Office expense		8,838
Officers' salaries		0
Regulatory fees		3,287
Taxes, Payroll - DUCB - FUTA		0
Travel and transportation		3,710
Total Expenses		191,252
Income before taxes		208,865
Provision for income tax expense		(45,824)
Net Income	$	163,041

See Notes to Financial Statements

Wachtel & Co., Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2024

	Capital	Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
Balances at Dec 31, 2023	$ 66,192	$ 1,459,312	$ 1,910,303	$ 3,435,807
Addition to capital				
Net Income (Loss)			163,041	163,041
Balances at Dec 31, 2024	$ 66,192	$ 1,459,312	$ 2,073,344	$ 3,598,848

Statement of Changes in Subordinated Liabilities

Year Ended December 31, 2024

Subordinated Borrowings as of January 1, 2024	$ 0
Change in Subordinated Borrowings	0
Subordinated Borrowings as of December 31, 2024	$ 0

See Notes to Financial Statements

Wachtel & Co., Inc.
Statement of Cash Flows
Year Ended December 31, 2024

Cash Flows from Operating Activities		
Interest received	$	107,488
Fees and Mutual Fund revenues received		60,726
Net cash flow to purchase and sell securities		12,642
Cash paid to suppliers / employees		(158,022)
Clearing Deposits (paid) received		126,132
Lease Payments		(35,316)
Taxes – Paid (net)		(6,434)
Net cash from (used in) operating Activities		(107,216)
Cash Flows from Financing Activities		
Issuance of Capital Stock		0
Net increase (decrease) in Cash and Cash Equivalents	$	107,216
Cash and Cash Equivalents at beginning of year		206,527
Cash and Cash Equivalents at end of year		313,743

Reconciliation of net income to net cash provided (used) by operations

Net Income		$ 163,041
Decrease (Increase) in prepaid expenses		(43)
Decrease (Increase) in clearing deposits		77,889
Decrease (Increase) in investment account value		(183,660)
Decrease (Increase) in trading account		12,642
Increase (Decrease) in lease asset		(29,862)
Increase (Decrease) in deferred taxes		39,390
Increase (Decrease) in lease liability		(31,905)
Total Adjustments		(55,825)
Net cash from (used in) Operating Activities	$	(107,216)

See Notes to Financial Statements

Wachtel & Co., Inc.

Notes to Financial Statements

Note 1 – Organization and Nature of Business

Wachtel & Co Inc, a District of Columbia Corporation, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), the Depository Trust Company and NSCC. During 2017, all customer funds and securities were transferred to other advisors and/or custodians. Since 2017, the Corporation has not held any customer funds or securities.

The Corporation does not engage in commodities, options, or foreign exchange transactions.

Note 2 – Summary of Significant Accounting Policies

The accounts are maintained and the financial statements are prepared on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

During 2024, consulting fees of $45,000 were charged for work related to DTC securities eligibility and delivery services. Revenues were recognized as earned.

Securities transactions are recorded on a trade date basis.

The Investment Account is comprised of securities purchased and held without the intent of short term resale. The Trading Account is comprised of securities purchased primarily for the purpose of selling in the near term. Securities are valued at market value and those not readily marketable are valued at fair market value as determined by prior transactions or third party pricing information. The resulting difference between cost and market (or fair value) is included in income. Realized gain on the Investment Account is determined using first in first out cost. During 2024, there were no realized gains on Investment Account securities. Unrealized gain on Investment Account securities totaled $183,660 for the year ended December 31, 2024. Gains on Trading Account securities totaled $0 for the year ended December 31, 2024.

Fixed assets are recorded at cost. Depreciation is provided for using the straight-line method over estimated useful lives ranging from three to five years. There was no depreciation expense for the year ended December 31, 2024. Expenditures for maintenance, repairs, and minor renewals are charged to expense as incurred.

Certain transactions may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Corporation reported for Federal income tax purposes may differ from net income in these financial statements.

Income taxes are provided at appropriate rates on amounts as determined in the statement of income. No current provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

The Corporation follows ASC 740 which prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Based on that evaluation, if it was more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Corporation's policy would be to recognize them as operating expenses.

Based on the results of managements' evaluation, there are no such tax positions as of December 31, 2024. Further, no interest or penalties have been accrued or charged to expense as of December 31, 2024.

All highly liquid investments with original maturity of three months or less at date of purchase are considered to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value due to their short-term nature.

The statement of cash flows includes funds segregated under Rule 15c3-3 of the Securities and Exchange Commission (Note 3) as cash and cash equivalents.

Included in clearing deposits, as of December 31, 2024, are 3.391 shares of The Depository Trust & Clearing Corp common stock (DTC). The Corporation is required to own a minimum number of shares in order to maintain membership status. The stock is considered an equity issue and is neither redeemable nor actively marketable. DTC common stock is carried at an estimated market value of $201,154 as of December 31, 2024. Gains on DTC common stock totaled $48,243 for the year ended December 31, 2024.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. The results could differ from those estimates.

Note 3 – Cash and Securities Segregated Under SEC Regulations

Funds segregated in Special Reserve accounts for the Benefit of Customers under Rule 15c3-3 of the Securities and Exchange Commission are invested in a money market account at United Bank earning interest of 0.65% with a balance of $20,158 as of December 31, 2024. As there is no present deposit requirement, this reserve account remains open at the discretion of management.

Note 4 – Fair Value Measurements

The Corporation measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurements and Disclosures", which provides the framework for measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

> Level 1: Securities traded on an active market. When available, the Corporation measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. Mutual funds are included here.
> Level 2: Securities not traded on an active market but observable market inputs are readily available.
> Level 3: Securities not traded on an active market and observable inputs are not readily available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used through December 31, 2024.

Equity securities: Value based on quoted market prices at year end.
Money Market Funds: Value based on net asset value (NAV) at year end.
DTC Common Stock: Value based on annual pricing by DTC and recent stock transactions.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The DTC common stock owned is the only asset or liability that requires measurement of fair value on a non-recurring basis. In April 2024, in accordance with the DTC Rules, the Corporation tendered 2.119 shares for $126,131. Because DTC common stock is not actively marketable, management considers the fair value to be a level 3 valuation.

The following table sets forth by level, within the fair value hierarchy, the Corporation's assets at fair value as of December 31, 2024.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 1,035,600	$ 0	$ 0	$ 1,035,600
Money Market Funds	2,062,006	0	0	2,062,006
DTC Common Stock, included in clearing deposits	0	0	201,154	201,154
Total Assets at fair value	$ 3,097,606	$ 0	$201,154	$ 3,298,760

Note 5 – Net Fixed Assets

Net fixed assets consist of the following:

Furniture and Equipment	$ 8,230
Automobiles	15,887
	24,117
Less: Accumulated Depreciation ..	(22,528)
Net Fixed Assets	$ 1,589

Note 6 – Transactions with Officers and Stockholders

Any amounts receivable or payable to officers or stockholders would represent transactions arising in the normal course of business and be non interest bearing. There are none.

Note 7 – Pension Plan

The Corporation has a discretionary simplified employee pension plan for eligible employees. The total pension expense for the year ended December 31, 2024 was $0.

Note 8 – Concentration of Credit Risk

At times the combined cash account balances in any one bank may exceed $250,000, the amount insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2024 that excess amount was $0. The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 9 – Income Taxes

The provision for federal and state income taxes consists of the following:

Current income taxes		
Federal.................................	$	5,584
Local....................................		850
Total current provision.......		6,434
Deferred income taxes..............		39,390
Total provision for taxes............	$	45,824

The Corporation determines its deferred tax position under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis assets and liabilities using presently enacted tax rates.

Deferred income taxes are applicable to the unrecognized gain on the Investment Account inventory. The Federal and District of Columbia tax returns of the Corporation are subject to examination by the taxing authorities generally for three years after the date filed.

Note 10 – Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2024, the ratio of aggregate indebtedness to net capital was .10 to 1, and net capital of $2,999,533 exceeded capital requirements of $250,000 by $2,749,533.

Note 11 – Lease

The Corporation leases a single location for its office. The lease was signed in November 2022, effective January 1, 2023, expiring in October 2028.

Supplemental lease information for the year ended December 31, 2024 is as follows:

<u>Balance Sheet</u>	
Right-of-use asset	$ 122,321
Lease liability	$ 119,095

Note 11 – Lease - continued

Income Statement	
Operating lease expense	$ 33,273
Remaining lease term, in months	46
Discount rate	% 2.50
Operating cash flows	35,316

The discount rate is based on the Corporation's incremental borrowing rate as determined by management.

A maturity analysis of the Corporation's lease liabilities at December 31, 2024 was as follows:

2025	$ 36,198
2026	$ 37,102
2027	$ 38,028
2028	$ 12,992
Total lease payments	$ 124,320
Less Interest	$ 5,225
Present Value of Lease	$ 119,095

Note 12 – Commitments, Contingencies and Guarantees – None

Note 13 – Subsequent Events – None

Management has evaluated events through February 21, 2025, the date on which the financial statements were available to be issued.

Wachtel & Co., Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2024

Total Assets	$	4,011,193
Total Liabilities		412,345
Net Worth		3,598,848
Non-Allowable Assets		206,523
Other Deductions		90,000
Allowable Assets		3,714,670
Net Capital before Haircuts		3,302,325
Haircuts		302,792
Adjusted Net Capital		2,999,533
Liabilities Not Included in Aggregate Indebtedness		119,095
Aggregate Indebtedness		293,250
Calculated Required Capital		19,550
Minimum Required Capital		250,000
Excess Capital	$	2,749,533
Ratio (AI / Net Capital)		0.10

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.

Computation of Cash Reserve Requirement Pursuant to SEC Rule 15c3-3

December 31, 2024

Customer Credit Balances	$	0
Customers' Securities F/R		0
Total Credits		0
Customer Debit Balances (-1%)		0
Customers' Securities F/D..		0
Total Debits...		0
Excess of Credits Over Debits......................................		0
Amount in Reserve a/c (12/31/24)..............................		20,158
January Deposit or (Withdrawal).................................		0
New Balance in Account...		20,158
Excess Deposit Over Requirement..............................	$	20,158

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.

Information for Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2024

Market Valuation and Number of Items of:

1. Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2024 (for which instructions to reduce possession or control had been issued) but for which the required action was not taken within the time frame specified under rule 15c3-3. (Notes A and B below.)

Number of Items – None Value – None

2. Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2024, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. (Notes B and C below.)

Number of Items – None Value – None

Notes

A. There were no customers' fully paid securities required to be in possession or control as of the report date.

B. Since there were no items reported above, they were not subsequently reduced to possession or control.

C. There are no items arising from "temporary lags which result from normal business operations".

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.

Reconciliation of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2024

Net Capital:

Net capital per December 31, 2024 FOCUS report (unaudited)	$ 2,999,533
Net capital per audited financial statements	2,999,533
Differences	-

There were no reconciling items between the net capital computation as reported on the December 31, 2024 FOCUS report (unaudited) and the audited financial statements.

Reserve Requirements:

Reserve requirements per December 31, 2024 FOCUS report (unaudited)	$ Zero
Reserve requirements per audited financial statements	Zero
Differences	None

There were no reconciling items between the reserve requirements computation as reported on the December 31, 2024 FOCUS report (unaudited) and the audited financial statements.

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.
1701 K Street, N.W. Suite 615
Washington, DC 20006
202-898-1144
Clearing WACL DTC 0709
SIPC

§§ 240.17a-5(d)(1)(i)(B)(2) Exemption Report
Exemption Report for SEC Rule 15c3-3
For the Year Ending December 31, 2024

For the year ending December 31, 2024, Wachtel & Co Inc, claimed exemption from the governance of SEC Rule 15c3-3 as outlined under paragraph (k) (2) (i).

SEC Rule 15c3-3 paragraph (k) (2) (i) states:

The provisions of this rule shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

At no time during the year ending December 31, 2024, did Wachtel & Co Inc, hold funds or securities for, or owe money or securities to, customers. Wachtel & Co Inc qualified at all times during the year ending December 31, 2024, without exception, under the provisions of SEC Rule 15c3-3 paragraph (k) (2) (i).

Respectfully submitted,

Bonnie K. Wachtel, CEO

January 9, 2025

UHY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION FOR RULE 15c3-3

To the Board of Directors and Stockholders
Wachtel & Co., Inc.
Washington, D.C.

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3, in which (1) Wachtel & Co., Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Wachtel & Co., Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provision) and (2) Wachtel & Co., Inc. stated that Wachtel & Co., Inc. qualified at all times during the year ending December 31, 2024, without exception. Wachtel & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wachtel & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Salisbury, Maryland
February 21, 2025